Exhibit 99.1

The9 Limited Announces Unaudited Financial Information
as of and for the Six Months Ended December 31, 2018

The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended December 31, 2018 and its unaudited consolidated balance sheet as of December 31, 2018.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,	Six months ended December 31,
	2018	2017	2018	2018
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (Note)
Revenues:
Online game services	9,948,160	56,799,234	6,602,920	960,355
Other revenues	543,277	645,193	398,058	57,895
	10,491,437	57,444,427	7,000,978	1,018,250
Sales taxes	(31,351)	(55,132)	(29,206)	(4,248)
Total net revenues	10,460,086	57,389,295	6,971,772	1,014,002
Cost of revenues	(8,364,700)	(13,759,248)	(8,070,890)	(1,173,862)
Gross profit	2,095,386	43,630,047	(1,099,118)	(159,860)
Operating (expenses) income:
Product development	(12,171,876)	(20,468,044)	(12,383,432)	(1,801,095)
Sales and marketing	(1,516,067)	(3,651,200)	(809,751)	(117,773)
General and administrative	(28,016,337)	(41,328,724)	(61,566,994)	(8,954,548)
Gain on disposal of subsidiaries	10,275,703	-	197,456	28,719
Total operating expenses	(31,428,577)	(65,447,968)	(74,562,721)	(10,844,697)
Other operating income, net	112,530	174,074	117,008	17,018
Loss from operations	(29,220,661)	(21,643,847)	(75,544,831)	(10,987,539)
Impairment on equity investment and available-for-sale investment	-	-	(1,386,174)	(201,611)
Impairment on other investments	-	(9,109,312)	(7,776,157)	(1,130,995)
Interest (expenses) income, net	(51,110,526)	(41,137,471)	(53,472,220)	(7,777,212)
Fair value change on warrants liability	2,919,044	8,772,080	(667,617)	(97,101)
Foreign exchange (loss) gain	(6,625,009)	13,660,262	(13,706,421)	(1,993,516)
Other income, net	448,182	2,641,534	1,150,481	167,331
Loss before income tax expense and share of loss in equity method investments	(83,588,970)	(46,816,754)	(151,402,939)	(22,020,643)
Income tax benefit	-	-	-	-
Recovery of equity investment in excess of cost	-	60,548,651	-	-
Share of loss in equity method investments	(1,627,241)	(1,464,848)	(2,665,646)	(387,702)
Net (loss) income for the period	(85,216,211)	12,267,049	(154,068,585)	(22,408,345)
Net (loss) gain attributable to noncontrolling interest	(7,520,240)	12,078,102	(8,812,728)	(1,281,758)
Net (loss) gain attributable to redeemable noncontrolling interest	(2,701,193)	4,575,730	(3,157,709)	(459,270)
Net loss attributable to The9 Limited	(74,994,778)	(4,386,783)	(142,098,148)	(20,667,317)
Change in redemption value of redeemable noncontrollling interest	(22,913,753)	(21,366,268)	(18,005,020)	(2,618,722)
Net loss attributable to holders of ordinary shares	(97,908,531)	(25,753,051)	(160,103,168)	(23,286,039)
Other comprehensive loss,net of tax:
Currency translation adjustments	(302,161)	(10,257,541)	(1,012,104)	(147,204)
Total comprehensive (loss) income	(85,518,372)	2,009,508	(155,080,689)	(22,555,549)
Comprehensive (loss) income attributable to:
Noncontrolling interest	(4,570,583)	17,679,256	(20,317,842)	(2,955,108)
Redeemable noncontrolling interest	(2,701,193)	4,575,730	(3,157,709)	(459,270)
The9 Limited	(78,246,596)	(20,245,478)	(131,605,138)	(19,141,171)
Net loss attributable to holders of ordinary shares per share
- Basic	(2.17)	(0.77)	(2.58)	(0.38)
- Diluted	(2.17)	(0.77)	(2.58)	(0.38)
Weighted average number of shares outstanding
- Basic	45,172,579	33,426,448	62,114,760	62,114,760
- Diluted	45,172,579	33,426,448	62,114,760	62,114,760

Note: The United States dollar (“U.S. dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8755, representing the noon buying rate on the last trading day of December 2018 (December 31, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	US$
	(audited)	(unaudited)	(Note)
Assets
Current Assets:
Cash and cash equivalents	142,624,020	4,256,449	619,075
Accounts receivable, net of allowance for doubtful accounts of RMB1,039,958 and RMB1,149,864 as of December 31, 2017 and 2018, respectively	2,607,568	592,897	86,233
Advances to suppliers	8,102,278	15,808,042	2,299,184
Prepayments and other current assets	6,616,297	6,148,787	894,304
Amounts due from related parties	2,492,842	6,207,846	902,894
Assets held for sale	20,669,377	-	-
Total current assets	183,112,382	33,014,021	4,801,690
Investments	48,243,558	45,216,118	6,576,412
Property, equipment and software, net	20,721,252	17,352,445	2,523,808
Land use right, net	64,510,566	62,589,656	9,103,288
Other long-lived assets, net	6,521,420	6,515,200	947,597
Total Assets	323,109,178	164,687,440	23,952,795

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity (Deficit)
Current Liabilities:
Short-term borrowings	108,743,369	112,461,383	16,356,830
Accounts payable	37,129,671	38,035,661	5,532,057
Other taxes payable	1,714,992	2,949,082	428,926
Advances from customers	47,558,542	39,631,950	5,764,228
Amounts due to related parties	88,939,108	71,849,633	10,450,096
Deferred revenue	5,576,269	159,125	23,144
Refund of game points	169,998,682	169,998,682	24,725,283
Warrants	3,742,271	1,490,844	216,834
Convertible notes	260,563,020	375,257,140	54,578,887
Interest payable	9,505,843	15,298,961	2,225,142
Accrued expenses and other current liabilities	83,700,051	81,291,306	11,823,330
Liabilities directly associated with assets held for sale	2,273,532	-	-
Total current liabilities	819,445,350	908,423,767	132,124,757
Total Liabilities	819,445,350	908,423,767	132,124,757

Redeemable Noncontrolling Interest	306,014,668	341,074,539	49,607,234
Shareholders' Equity (Deficit):
Ordinary shares (US$0.01 par value; 44,544,036 and 91,315,465 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	3,328,852	6,502,658	945,772
Additional paid-in capital	2,527,215,315	2,496,069,065	363,038,188
Statutory reserves	28,071,982	28,071,982	4,082,900
Accumulated other comprehensive loss	(16,445,748)	(9,204,556)	(1,338,746)
Accumulated deficit	(3,015,968,137)	(3,233,061,063)	(470,229,228)
The9 Limited shareholders' deficit	(473,797,736)	(711,621,914)	(103,501,114)
Noncontrolling interest	(328,553,104)	(373,188,952)	(54,278,082)
Total shareholders' deficit	(802,350,840)	(1,084,810,866)	(157,779,196)
Total liabilities, redeemable noncontrolling interest and shareholders' equity(deficit)	323,109,178	164,687,440	23,952,795

Note: The United States dollar (“U.S. dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8755, representing the noon buying rate on the last trading day of December 2018 (December 31, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About The9 Limited

The9 Limited is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.